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                                                  Exhibit 1



FOR RELEASE IMMEDIATELY

                           PEC ISRAEL ECONOMIC CORPORATION
                          REPORTS ACQUISITION OF ALL OF ITS
                     OUTSTANDING SHARES BY ITS PARENT CORPORATION
                            AT A PRICE OF $36.50 PER SHARE

     NEW YORK, November 5, 1999 . . . . PEC Israel Economic Corporation today reported that its parent corporation, Discount Investment Corporation Ltd. ("Discount Investment"), acquired all of PEC's outstanding shares of common stock held by PEC's public stockholders at a price of $36.50 per share through the merger of a wholly-owned subsidiary of Discount Investment into PEC. The merger took place after PEC's shareholders voted to approve the merger at a special meeting held earlier today. As a result of the merger, PEC's shares of common stock no longer trade on the New York Stock Exchange. In addition, the registration of PEC's shares and PEC's reporting obligations under the Securities Exchange Act of 1934, as amended, have been terminated.

     Instructions to PEC's former shareholders with regard to the surrender of their share certificates, together with a letter of transmittal to be used for this purpose, will be mailed next week. PEC's former shareholders should surrender their share certificates only after obtaining the instructions and a letter of transmittal form. Payment for shares will be made as promptly as practicable following receipt by PEC's paying agent, ChaseMellon Shareholder Services, L.L.C., of the share certificates, a completed letter of transmittal and other documents, if required.

     PEC organizes, acquires interests in, finances and participates in the management of companies, predominantly companies which are located in Israel or are Israel-related.



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